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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                         GENERAL INSTRUMENT CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                           Common Stock  370120 10 7
                                (CUSIP Number)

         Charles Y. Tanabe, Senior Vice President and General Counsel,
                           Liberty Media Corporation
         8101 East Prentice Avenue, Englewood, CO 80111 (303) 721-5400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 2)

                                 Statement of

                           LIBERTY MEDIA CORPORATION

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                        GENERAL INSTRUMENT CORPORATION

     This Report on Schedule 13D/A (Amendment No. 2) relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of General Instrument Corporation, a Delaware corporation (the "Company"). This Report is being filed by Liberty Media Corporation, a Delaware corporation (the "Reporting Person"), solely for the purpose of amending and restating the fifth sentence of the second full paragraph of Item 6 of the Schedule 13D filed by the Reporting Person on March 30, 1999 relating to the Common Stock of the Company (the "Prior
Schedule 13D") to correct a typographical error in the exercise price of the Warrants. The Prior Schedule 13D was supplemented and amended by Amendment No. 1 to the Prior Schedule 13D filed on April 6, 1999 (together with the Prior
Schedule 13D, the "Liberty Schedule 13D"). The information provided in this Report is only as of March 30, 1999, the date on which the Prior Schedule 13D was filed. This Amendment No. 2 does not report any material additional information or substantive change in the information previously reported, other than the correction in the exercise price of the Warrants. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to such terms in the Liberty Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The fifth sentence of the second full paragraph of Item 6 is hereby amended and restated in its entirety as follows:

"After vesting, each Warrant may be exercised at any time from and including the vesting date through and including the expiration date as indicated in the table below, at an exercise price of $14.25 per share of Common Stock, subject to certain adjustments."
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:    June 22, 1999                  LIBERTY MEDIA CORPORATION

                                         By: /s/ Charles Y. Tanabe
                                              ---------------------
                                                 Name:   Charles Y. Tanabe
                                                 Title   Senior Vice President
                                                         and General Counsel